                                                  ------------------------------
                                                            OMB APPROVAL
                                                  ------------------------------
                                                  OMB NUMBER:          3235-0145
                                                  EXPIRES:       AUGUST 31, 1999
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.......14.90
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                              Western Water Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959881 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary S. Mendoza
                               Riordan & McKinzie
                       300 South Grand Avenue, Suite 2900
                              Los Angeles, CA 90071
                                 (213) 629-4824
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 16, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

CUSIP No. 959881103
--------------------------------------------------------------------------------
    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          INTERAGUA, SERVICIOS INTEGRALES DEL AGUA, S.A.
          SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A.
--------------------------------------------------------------------------------
    2.    Check the Appropriate Box If a Member of a Group (See Instructions)
          (a)     X
          (b)
--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions)    WC, BK

--------------------------------------------------------------------------------
    5.    Check If Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization              SPAIN, IN EACH CASE

--------------------------------------------------------------------------------
NUMBER OF            7.    Sole Voting Power
SHARES              ------------------------------------------------------------
BENEFICIALLY         8.    Shared Voting Power          532,143
OWNED BY            ------------------------------------------------------------
EACH                 9.    Sole Dispositive Power
REPORTING           ------------------------------------------------------------
PERSON WITH          10.   Shared Dispositive Power     532,143
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person  532,143
--------------------------------------------------------------------------------
    12.   Check If the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11)                6.1%

--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions)

          CO, IN EACH CASE
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, i certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
DATE              MAY 7, 2001                       MAY 7, 2001

--------------------------------------------------------------------------------
SIGNATURE
                  /s/ MANUEL NAVARRO                /s/ J. RAS
--------------------------------------------------------------------------------
NAME/TITLE        MANUEL NAVARRO                    J. RAS
                  DIRECTOR GENERAL                  DIRECTOR GENERAL
                  INTERAGUA, SERVICIOS INTEGRALES   SOCIEDAD GENERAL DE AGUAS DE
                    DEL AGUA, S.A.                  BARCELONA, S.A.


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

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated October 27, 1998 and filed by Interagua, Servicios Integrales Del Agua, S.A. ("Interagua") and Sociedad General De Aguas De Barcelona, S.A. ("Agbar"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

On March 16, 2001, Interagua, Agbar and Western Water Company ("Western Water") consummated a transaction contemplated by an Investment Restructure Agreement entered into by such parties. In connection with such consummation, Western Water redeemed the 10,000 shares of Series D Convertible Redeemable Preferred Stock previously issued to Interagua and issued Interagua 175,000 shares of the Western Water's Common Stock and 2,000 shares of Western Water's newly authorized Series F Convertible Redeemable Preferred Stock. The 2,000 shares of Series F Preferred Stock are initially convertible into 357,143 of common stock. If all 2,000 shares of Series F Preferred Stock were converted into common stock, Interagua would hold 532,143 shares of common stock. These shares would represent 6.1% of Western Water's outstanding common stock.



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